

March 7, 2013

Via E-mail
Mr. Brandon S. Pedersen
 Chief Financial Officer
Alaska Air Group, Inc.
19300 International Boulevard
Seattle, Washington 98188

>   **Re: Alaska Air Group, Inc.**
>   **Form 10-K for the Year Ended December 31, 2012**
>   **Filed February 14, 2013**
>   **File No. 1-08957**

Dear Mr. Pedersen:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Management's Discussion and Analysis, page 23

Results of Operations, page 26

1.   We note your discussion of the consolidated results of operations, including that of operating revenue for passenger (by mainline and regional), freight and mail, and other. We note the disclosure in Note 13 to the audited financial statements that "to manage the two operating airlines and the revenues and expenses associated with the CPAs, management views the business in three operating segments" which are identified as: Alaska Airline, Alaska Regional, and Horizon. Please expand your results of operations discussion in future filings to discuss this management view, and to provide a discussion of each segment's profitability. Please revise beginning with your next quarterly filing on Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief